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May 21, 2015



VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



            Re:    MetLife Insurance Company USA
                   Request for Withdrawal of Registration Statement on Form S-3 Pursuant to Rule 477 (File No. 333-201864)
                   Accession No. 0001193125-13-033258

Dear Sir or Madam:

     On behalf of MetLife Insurance Company USA (the "Company"), we hereby request that the above-referenced registration statement filed February 4, 2015, on Form S-3, be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act") for T-Mark File No. 333-201864.

     The Registrant is requesting withdrawal of the Registration Statement consistent with discussions with the Securities and Exchange Commission staff. No securities have been sold in connection with the Registration Statement.

     Please contact Diane E. Ambler at (202) 778-9886 or Andras P. Teleki at
(202) 778-9477 with any questions or comments.



                                  Sincerely,


                                  MetLife Insurance Company USA


                                  By: /s/Greg Illson
                                         -----------
                                         Greg Illson
                                         Vice President








cc:  Diane E. Ambler
     Andras P. Teleki